Exhibit 99.2

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS SECOND-QUARTER 2008 FINANCIAL RESULTS

Company Records Total Revenues of $186 Million;
U.S. GAAP Loss Per Share of $0.16, Including Net Negative Impact

From Specific Items of $0.53;

Implementation of New Strategic Focus on Track

TORONTO, Canada, August 13, 2008 – Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and six-month periods ended June 30, 2008. To the extent that this news release contains forward-looking statements, investors are cautioned that these are based on the Company’s current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference call details in this news release.

“We have made progress in the implementation of our New Strategic Focus and the transformation of Biovail,” said Biovail Chief Executive Officer Bill Wells. “Our cost-efficiency initiatives are beginning to produce results, our business-development efforts are extremely active, and Biovail’s balance sheet and cash balances are robust. Operating cash flows are also strong. Across all levels of the organization, Biovail’s employees are eager to do their part to implement the Company’s new strategy.”

Financial Results

Total revenues for the three months ended June 30, 2008 were $186.1 million, compared with $203.0 million for the second quarter of 2007. Total revenues for the six months ended June 30,

2008 were $394.6 million, compared with $450.0 million for the first six months of 2007. Second-quarter 2008 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was a loss of $25.3 million, compared with net income of $67.8 million for the corresponding 2007 period. Net income for the first half of 2008 was $31.1 million, compared with $161.6 million in the same period a year earlier. On a per-share basis, Biovail recorded a GAAP diluted loss per share of $0.16 for the second quarter of 2008, compared with earnings per share (EPS) of $0.42 for the second quarter of 2007. In the first half of 2008, GAAP EPS were $0.19, compared with EPS of $1.01 for the first half of 2007.

Specific Items Affecting Operations

The following table displays specific items that affected results in the second quarter and first half of 2008 and 2007, respectively, and the impact of each individual item on diluted EPS.

	Three Months Ended June 30				Six Months Ended June 30
[$ in 000s, except per share data;	2008		2007		2008		2007
Income (Expense)]	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact
Restructuring costs	$(51,760)	$(0.32)	$(887)	$(0.01)	$(51,760)	$(0.32)	$(1,532)	$(0.01)
Legal settlement	(24,648)	$(0.15)	—	$—	(24,648)	$(0.15)	—	$—
Management succession costs	(6,052)	$(0.04)	—	$—	(6,052)	$(0.04)	—	$—
Proxy contest costs	(5,414)	$(0.03)	—	$—	(5,414)	$(0.03)	—	$—
Gain on disposal of investments	3,461	$0.02	15,716	$0.10	3,461	$0.02	15,716	$0.10
Loss on impairment of investments	(489)	$—	—	$—	(4,105)	$(0.03)	—	$—
Equity loss	—	$—	(469)	$—	(1,195)	$(0.01)	(893)	$(0.01)
Loss on early extinguishment of debt	—	$—	(12,463)	$(0.08)	—	$—	(12,463)	$(0.08)
Contract recoveries	—	$—	1,612	$0.01	—	$—	1,612	$0.01
Total	$(84,902)	(0.53)	$3,509	0.02	$(89,713)	(0.56)	$2,440	0.02

In the second quarter of 2008, Biovail accrued a $51.8-million charge related to the planned closure of the Company’s Puerto Rico manufacturing facilities and the pending closure of its research and development facility in Dublin, Ireland. In addition, Biovail incurred a charge of $24.6 million related to an agreement-in-principle with the U.S. Department of Justice related to their investigation into the 2003 commercial launch of Cardizem® LA. Biovail also incurred costs of $6.1 million in expenses in the second quarter of 2008 related to management succession; $5.4 million associated with the recently resolved proxy contest regarding the election of the Board of Directors; and a $0.5-million loss on impairment of investments, relating primarily to the Company’s portfolio of auction rate securities. These charges were partially offset by a $3.5-million gain on the sale of Biovail’s investment in Financière Verdi (formerly Ethypharm S.A.). These specific items had an aggregate negative impact of $84.9 million in the second quarter of 2008, or $0.53 per common share.

In the second quarter of 2007, Biovail incurred a charge of $0.9 million associated with the December 2006 restructuring of the Company’s U.S. commercial operations, and a loss of $12.5 million on the extinguishment of the Company’s Senior Subordinated Notes, which includes a $7.9-million premium for the early redemption, and the write-off of $4.6 million in deferred financing and other associated costs. Biovail also recorded a $0.5-million equity loss in the second quarter of 2007 relating to the Company’s investment in Western Life Sciences Venture Fund. Offsetting these items was a $15.7-million gain associated with the April 2007 sale of a portion of the Company’s investment in Ethypharm S.A., and a $1.6-million reversal in accrued contract-cost provisions, primarily related to the Wellbutrin XL® agreement as a result of additional sample purchases by GlaxoSmithKline plc (GSK) in the second quarter of 2007. These specific items had an aggregate positive impact to net income of $3.5 million, or $0.02 per common share.

New Strategic Focus

In May 2008, Biovail announced a New Strategic Focus – one that leverages the Company’s existing strengths to target unmet medical needs in the therapeutic area of specialty central nervous system (CNS) disorders. This shift in strategy was necessary given ongoing changes in the global pharmaceutical marketplace, including heightened cost-containment pressures and intellectual-property regulations, and shorter product lifecycles. Since then, the Company has made progress in its product-procurement activities targeted towards specialty CNS disorders, and is currently reviewing a number of in-licensing or acquisition opportunities. Biovail is also assessing a number of private and public pharmaceutical companies active in the specialty CNS market for potential acquisition.

Biovail is enhancing its senior management team and internal expertise in CNS disorders, as it implements its New Strategic Focus. In June 2008, the Company appointed Dr. Robert Butz as Vice-President, Medical and Scientific Affairs. Dr. Butz brings over 30 years of experience in the pharmaceutical industry, including tenures at Burroughs Wellcome, Quintiles Transnational, Amylin Pharmaceuticals, Sensus Drug Development Corporation and MDS Pharma Services. Throughout his career, Dr. Butz has been involved in the development of over a dozen CNS programs.

Biovail is currently recruiting a Chief Scientific Officer, and has met with a number of qualified candidates to fill the role. Biovail is also active in its efforts to establish a Scientific Advisory Board to provide oversight to its product-development pipeline.

Operating-Efficiency Initiatives

Also in May, Biovail announced it was taking steps to close the Company’s two Puerto Rico manufacturing facilities and transfer certain manufacturing processes to its Steinbach, Manitoba facility. These closures, which are expected to take 18 to 24 months to complete, are intended to reduce the Company’s cost infrastructure and increase available capital. Biovail is also planning the closure of its research-and-development facility in Dublin, Ireland, and the consolidation of the activities conducted therein to the Company’s R&D site in Chantilly, Virginia. A consultation process with employees in Ireland in respect of this closure is ongoing.

Biovail has begun the sale process relating to its Puerto Rican facilities and will initiate similar efforts for the Company’s Irish facility upon confirmation of its closure. The closure of these three facilities will result in a reduction of headcount of about 300 employees – representing approximately 20% of Biovail’s total headcount – without any anticipated impact to the Company’s existing revenue base.

Non-Core Asset Sales

In June 2008, Biovail sold its economic interest (common shares and convertible securities) in Financière Verdi for proceeds of $12.2 million. Biovail is exploring the divestiture and/or monetization of other non-core assets, including its facilities in Puerto Rico and Ireland, which the Company believes could, in aggregate, result in cash proceeds in excess of $100 million.

Share Repurchase Program

Under the Company’s ongoing share repurchase program, 2.3 million shares were purchased and cancelled from June 2, 2008 to June 23, 2008 at a cost of $25.5 million. Biovail’s Board has approved the purchase of up to 14 million shares, subject to regulatory filings and approvals, under the program, which expires June 1, 2009. Biovail’s credit facility currently restricts any share purchases to $50 million per calendar year and any purchases beyond this threshold require lender consent.

Second-Quarter 2008 Financial Performance

The following table summarizes Biovail’s product revenue performance in the second quarter and first half of 2008:

($ 000s)	Q2/08 Revenues	Q2/07 Revenues	Change	H1/08 Revenues	H1/07 Revenues	Change
Wellbutrin XL®	30,420	53,048	(43)%	89,276	114,453	(22)%
Ultram® ER	19,166	19,562	(2)%	43,270	49,581	(13)%
Zovirax®	37,525	35,217	7%	74,655	72,500	3%
Biovail Pharmaceuticals Canada	18,413	14,071	31%	34,653	27,897	24%
Cardizem® LA	10,485	22,686	(54)%	20,692	46,635	(56)%
Legacy Products	40,191	34,917	15%	73,338	70,557	4%
Generics	18,937	11,265	68%	36,167	47,145	(23)%
Glumetza® - US	529	—	N/A	529	—	N/A
Total Product Revenues	175,666	190,766	(8)%	372,580	428,768	(13)%

Product revenues for the second quarter of 2008 were $175.7 million, compared with $190.8 million in the second quarter of 2007, an 8% decrease that primarily reflects the introduction of generic competition for the 150mg dosage strength of Wellbutrin XL® and lower revenues for Cardizem® LA. Partially offsetting these declines were increases in revenues from the Company’s portfolio of generic products, Legacy products, Biovail Pharmaceuticals Canada (BPC) and, Zovirax®. Product revenues for the six months ended June 30, 2008 were $372.6 million compared with $428.8 million for the six months ended June 30, 2007.

Product revenues for Wellbutrin XL® were $30.4 million in the second quarter of 2008, and $89.3 million in the first half of 2008, compared with $53.0 million and $114.5 million in corresponding periods in 2007, respectively. These decreases reflect the December 2006 and May 2008 introduction of generic competition for the 300mg and 150mg dosage strengths, respectively, of the product.

Biovail recorded revenues of $19.2 million for Ultram® ER in the second quarter of 2008, compared with $19.6 million in the corresponding period in 2007. In the first half of 2008, Ultram® ER generated revenues of $43.3 million, compared to $49.6 million in the corresponding period in 2008. Year-over-year performance reflects a reduction in inventory levels and the timing of sample shipments, partially offset by a price increase in the first quarter of 2008. In the second quarter of 2008, Ultram® ER captured 5.6% of total prescription volume of the tramadol market (including generics).

Revenues for Biovail’s Zovirax® franchise were $37.5 million in the second quarter of 2008, and $74.7 million in the first half of 2008, representing increases of 7% and 3%, respectively, when compared with $35.2 million and $72.5 million in the prior-year periods. The increases reflect the timing of wholesaler inventory purchases and a January 2008 price increase. In the second quarter of 2008, Zovirax® Ointment and Zovirax® Cream held a combined 75.1% share of the topical herpes market.

Second-quarter 2008 revenues for BPC were $18.4 million, compared with $14.1 million in the prior-year period. First-half 2008 revenues for BPC were $34.7 million, compared with $27.9 million in the first half of 2007. The increases reflect higher sales of Wellbutrin® XL, Tiazac® XC, Glumetza® and Ralivia™ which was launched in November 2007. Wellbutrin® XL continues to gain market share, capturing 46% of total prescriptions written for the Wellbutrin® brand in the second quarter of 2008. Tiazac® XC continues to gain market share, capturing 39% of total prescriptions written for the Tiazac® brand in the second quarter of 2008. Partially offsetting factors were lower sales of Tiazac®, Zyban® and Wellbutrin® SR.

In the second quarter of 2008, Cardizem® LA generated revenues of $10.5 million, compared with $22.7 million for the corresponding period in 2007. In the first half of 2008, Cardizem® LA generated revenues of $20.7 million, compared with $46.6 million in the first half of 2007. The decreases in sales for the three and six months ended June 2008 reflects lower prescription volumes for the product, partially offset by price increases. In addition, sales were unusually high in the first six months of 2007 due to the fulfillment of backorders for the 120mg and 180mg strength tablets of the product in the first quarter of 2007.

Legacy products generated revenues of $40.2 million in the second quarter of 2008 and $73.3 million in the first half of 2008, compared with $34.9 million and $70.6 million in the corresponding periods in 2007, respectively. This performance primarily reflects the impact of price increases, partially offset by lower prescription volumes.

Product revenue for Biovail’s portfolio of generic products, distributed by Teva Pharmaceutical Industries Ltd. (Teva), was $18.9 million in the second quarter of 2008, compared with $11.3 million in the second quarter of 2007, which was impacted by a higher-than-expected level of charge-backs processed by Teva. In the first half of 2008, Biovail’s generic products generated revenues of $36.2 million, compared with $47.1 million in the first half of 2007, reflecting lower sales of Biovail’s generic formulations of Adalat CC and Procardia XL.

Research-and-development revenue was $5.7 million in the second quarter of 2008, compared with $7.4 million in the prior-year period, a decrease of 23% that reflects a $1.9-million payment from Kos in the second quarter of 2007 related to development activity for Vasocard™ prior to the project’s termination. Revenues for the first half of 2008 increased 7% compared with the corresponding period of 2007, which reflects increased activity levels at Biovail’s Contract Research Division.

Royalty and other revenue was $4.7 million in the second quarter of 2008 and $9.0 million in the first half of 2008, compared with $4.9 million and $9.0 million in the corresponding periods in 2007, respectively.

Cost of goods sold for the second quarter of 2008 was $43.9 million, compared with $54.5 million in the second quarter of 2007. Gross margins based on product sales were 75.0% and 73.8% in the second quarter and first half of 2008, respectively, compared with 71.4% and 74.1% in the corresponding 2007 periods. Gross margins in the second quarter of 2008 were positively impacted by price increases and a reduction in inventory reserves. In the second quarter of 2007, gross margins were negatively impacted by a higher-than-expected level of charge-backs processed by Teva (described above).

Research-and-development expenditures were $21.8 million for the second quarter of 2008 and $58.1 million for the first half of 2008, compared with $28.4 million and $58.2 million for the corresponding periods in 2007, respectively. The year-over-year changes reflect decreased spending for BVF-146 (tramadol/NSAID combination), which was recently discontinued, and Aplenzin™ (bupropion salt), which received FDA approval in April 2008. Biovail is in active discussions with potential partners for the commercialization of Aplenzin™ in the United States. The Company is also evaluating other commercialization options for the product, including co-promotion opportunities and the use of a contract sales organization.

Selling, general and administrative (SG&A) expenses for the second quarter of 2008 were $56.6 million, compared with $46.3 million in the second quarter of 2007. SG&A expenses for the first half of 2008 were $100.2 million, compared with $95.9 million in the corresponding period in 2007. These increases reflect expenses of $5.4 million associated with the recent proxy contest and $6.1 million in expenses related to management succession, which includes $2.1 million in non-cash expenses associated with the accounting for stock-based compensation. Also contributing to the increase were higher payments to Sciele Pharma, Inc. ($5.5 million in the second quarter of 2008, compared with $3.7 million in the prior-year period), related to their promotional efforts for Zovirax® and an increase in advertising and promotional expenses ($5.6 million in the second quarter of 2008, compared with $3.2 million in the prior-year period), primarily related to the launch of Ralivia™ in Canada. Partially offsetting factors include lower legal costs, which totaled $9.1 million in the second quarter of 2008, compared with $13.9 million in the prior-year period.

Amortization expense was $11.7 million in the second quarter of 2008 and $23.4 million in the first half of 2008, compared with $12.0 million and $24.0 million in the second quarter and first half of 2007, respectively.

Balance Sheet & Cash Flow

At June 30, 2008, Biovail had cash balances of $354.1 million and marketable securities of $23.1 million. The Company has no long-term debt and no outstanding borrowings against its $250-million credit facility.

Biovail currently has $26.8 million of principal invested in auction-rate securities (ARS), all of which were rated Aaa/AAA at the time of purchase. However, given declines in underlying collateral values, several of these holdings have had their ratings downgraded since the fourth quarter of 2007. Although these securities continue to pay cash interest, Biovail has been unable to liquidate its ARS portfolio. As such, the Company has recorded this portfolio at its estimated fair value of $13.5 million as at June 30, 2008 and has recorded a further impairment charge of $0.3 million in the second quarter of 2008. To date, the Company has recorded cumulative impairment charges of $9.2 million in respect of these securities. In addition, the Company has recorded a cumulative amount of $4.1 million as an unrealized loss in other comprehensive income.

Cash flow from operations was $67.1 million in the second quarter of 2008, compared with $98.3 million in the second quarter of 2007, which reflects changes in working capital, increased costs related to the proxy contest and management succession and a modest decline in gross profit due primarily to the genericization of the 150mg strength of Wellbutrin XL® product in May 2008. Net capital expenditures in the second quarter of 2008 amounted to $7.7 million, compared with $7.4 million in the prior-year period. Capital expenditures are expected to decrease going forward, with the closure of the Company’s Puerto Rico manufacturing facilities.

Outlook

Biovail is making progress in the implementation of its New Strategic Focus. Over the next several quarters, the Company’s ongoing and planned efficiency initiatives are expected to result in additional charges to earnings. Cumulatively, these charges, including those recorded in the second quarter of 2008, are expected to be in the range of $80 million to $100 million, of which the cash component is expected to be $30 million to $40 million. Cost-efficiency initiatives, which should gradually lower expenses, include the previously disclosed closure of the Company’s two manufacturing facilities in Puerto Rico and the potential closure of our research-and-development site in Dublin, Ireland. In addition, the Company’s recent resolution of several legacy litigation matters should also contribute to lower overall expenses. Biovail anticipates total annual savings of $30 million to $40 million once all initiatives are completed.

Biovail expects year-over-year decreases in its product sales for the next several quarters, mainly as a result of the second-quarter 2008 introduction of generic competition on the 150mg strength of Wellbutrin XL®. Biovail does not anticipate meaningful revenue contribution from its development pipeline until the 2010-2011 timeframe.

Biovail plans to invest over $600 million in research and development through 2012, targeting unmet medical needs in specialty CNS markets. Business-development efforts to in-license or acquire products targeting specialty CNS markets are active with a number of U.S. and international companies.

Conference Call

Biovail management will host a conference call and Webcast on Wednesday, August 13, 2008, at 8:30a.m. EDT, for Company executives to discuss second-quarter 2008 financial and operational results. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of Biovail’s Web site at www.biovail.com. To access the call live, please dial 416-695-6617 (Toronto and International callers) and 1-800-952-6845 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EDT on Wednesday, August 20, 2008, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3266755#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”).  These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the Company’s New Strategic Focus, including the Company’s intention and ability to implement and effectively execute elements of its New Strategic Focus and the anticipated impact of the Company’s New Strategic Focus, the intent, timing and associated costs of the proposed closure of the Company’s Puerto Rico and Ireland facilities and other efficiency initiatives, the Company’s intent and ability to make purchases under its share repurchase program, the outcome of business development efforts, the expected impact of the introduction of generic competition on the 150mg strength of Wellbutrin XL®, the amount and timing of expected contribution from the Company’s development pipeline and the amount and timing of investment in research and development and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products, the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products, timelines associated with the development of, and receipt of regulatory approval for, our new products, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, uncertainties associated with the development, acquisition and launch of new products, reliance on key strategic alliances, contractual disagreements with third parties, availability of raw materials and finished products, the regulatory environment, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereto, market liquidity for our common shares and our satisfaction of applicable laws for the repurchase of our common shares, the results of the upcoming U.S. presidential election, consolidated tax rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F/A.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
REVENUE
Product sales	$175,666	$190,766	$372,580	$428,768
Research and development	5,704	7,378	13,057	12,219
Royalty and other	4,725	4,883	8,956	9,045
	186,095	203,027	394,593	450,032
EXPENSES
Cost of goods sold (exclusive of amortization shown separately below)	43,877	54,534	97,612	110,950
Research and development	21,759	28,447	58,091	58,169
Selling, general and administrative	56,633	46,329	100,230	95,923
Amortization	11,691	11,982	23,385	23,963
Restructuring costs	51,760	887	51,760	1,532
Legal settlement	24,648	—	24,648	—
Contract recoveries	—	(1,612)	—	(1,612)
	210,368	140,567	355,726	288,925
Operating income (loss)	(24,273)	62,460	38,867	161,107
Interest income	3,412	6,070	6,880	15,831
Interest expense	(236)	(453)	(478)	(9,130)
Foreign exchange gain (loss)	(1,564)	763	(1,343)	475
Equity loss	—	(469)	(1,195)	(893)
Gain on disposal of investments	3,461	15,716	3,461	15,716
Loss on impairment of investments	(489)	—	(4,105)	—
Loss on early extinguishment of debt	—	(12,463)	—	(12,463)
Income (loss) before provision for income taxes	(19,689)	71,624	42,087	170,643
Provision for income taxes	5,600	3,800	11,000	9,000
Net income (loss)	$(25,289)	$67,824	$31,087	$161,643

Basic and diluted earnings (loss) per share	$(0.16)	$0.42	$0.19	$1.01

Weighted average number of common shares outstanding (000s)
Basic	160,709	160,847	160,866	160,654
Diluted	160,709	160,988	160,866	160,724

Cash dividends declared per share	$0.375	$0.375	$0.750	$0.750

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At June 30 2008	At December 31 2007
ASSETS
Cash and cash equivalents	$354,056	$433,641
Other current assets	310,000	273,376
	664,056	707,017
Marketable securities	23,065	24,417
Long-term investments	14,609	24,834
Property, plant and equipment, net	182,298	238,457
Intangible assets, net	602,542	630,514
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	18,200	20,700
Other long-term assets, net	34,541	35,882
	$1,639,605	$1,782,115
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$350,975	$367,578
Long-term liabilities	105,475	116,718
Shareholders’ equity	1,183,155	1,297,819
	$1,639,605	$1,782,115

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(25,289)	$67,824	$31,087	$161,643
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	25,345	24,376	50,418	46,261
Amortization and write-down of deferred financing costs	130	4,043	260	4,574
Amortization and write-down of discounts on long-term obligations	—	761	—	962
Accrued legal settlements	24,648	—	14,648	—
Stock-based compensation	3,744	2,811	5,173	7,037
Gain on disposal of investment	(3,461)	(15,716)	(3,461)	(15,716)
Impairment charges	51,974	—	55,590	—
Equity loss	—	469	1,195	893
Premium paid on early extinguishment of debt	—	7,854	—	7,854
Contract recoveries	—	(1,612)	—	(1,612)
Other	(1,621)	383	(1,053)	1,079
Changes in operating assets and liabilities	(8,414)	7,084	5,875	5,130
Net cash provided by operating activities	67,056	98,277	159,732	218,105
Net cash provided by (used in) investing activities	1,796	30,402	(92,483)	24,672
Net cash used in financing activities	(146,320)	(529,837)	(146,458)	(608,331)
Effect of exchange rate changes on cash and cash equivalents	(13)	441	(376)	472
Net decrease in cash and cash equivalents	(77,481)	(400,717)	(79,585)	(365,082)
Cash and cash equivalents, beginning of period	431,537	870,175	433,641	834,540
Cash and cash equivalents, end of period	$354,056	$469,458	$354,056	$469,458